August 5, 2015

VIA EDGAR

H. Roger Schwall, Assistant Director
Parhaum J. Hamidi, Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	FX Energy, Inc.
Registration Statement on Form S-3
Filed July 30, 2015 and August 4, 2015
File No. 333-205948

Gentlemen:

Enclosed is a letter from FX Energy, Inc., requesting acceleration of the effective date of the above-referenced registration statement to Friday, August 7, 2015, at 4:00 p.m., Eastern time, or the earliest practicable date and time thereafter.

Very truly yours, KRUSE LANDA MAYCOCK & RICKS, LLC /s/ Kevin C. Timken Kevin C. Timken

KCT/vs
Enclosure
cc:           FX Energy, Inc.

FX ENERGY, INC. 3006 Highland Drive, #206 Salt Lake City, Utah 84106 USA Telephone: (801) 486-5555 Facsimile: (801) 486-5575

August 5, 2015

VIA EDGAR

H. Roger Schwall, Assistant Director
Parhaum J. Hamidi, Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:          FX Energy, Inc.
Registration Statement on Form S-3
Filed July 30, 2015 and August 4, 2015
File No. 333-205948

Gentlemen:

FX Energy, Inc., hereby requests acceleration of the effective date of the above-referenced registration statement on Form S-3 to Friday, August 7, 2015, at 4:00 p.m., Eastern time, or the earliest practicable date and time thereafter.

In connection with the acceleration request, the officers and directors of FX Energy have read the registration statement in its entirety, including all of the exhibits thereto, and are familiar with all of the information contained therein. To the best of our knowledge, all of the information contained in the registration statement is complete and accurate in all material respects. We have no information or knowledge with respect to any material fact in connection with FX Energy or its past, current, or prospective operation that would be materially adverse to FX Energy that is not disclosed in the registration statement or the prior filings made by FX Energy pursuant to the provisions of the Securities Act of 1934, as amended.

We further acknowledge and confirm:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions respecting the foregoing, please telephone.

Sincerely,

FX Energy, Inc.

/s/ David N. Pierce

David N. Pierce
President